恒生銀行
HANG SENG BANK

RECEIVED
2007 JUL 6 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024844

為你
you.

082-01747

Our Ref: HOS LGA 070382

27 June 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

DISCLOSEABLE AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

We would like to inform that on 22 June 2007, the Bank issued an announcement concerning, inter alia, the acquisition of 50% equity interest in Hang Seng Life Limited from HSBC Insurance (Asia-Pacific) Holdings Limited (an indirect wholly-owned subsidiary of HSBC Holdings plc) by Hang Seng Insurance Company Limited (a wholly-owned subsidiary of the Bank) ("the Acquisition"). In accordance with the Listing Rules, the Acquisition constitutes a connected transaction and is subject to approval of the Bank's independent shareholders at a general meeting.

In this connection, we enclose herewith the announcement published in newspapers on 25 June 2007 for your information.

Yours faithfully

PROCESSED
JUL 05 2007 E
THOMSON FINANCIAL

C C Li
Company Secretary

Encl

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

恒生銀行
HANG SENG BANK

(Stock code: 11)

DISCLOSEABLE AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

The Company wishes to announce that on 22 June 2007, its wholly-owned subsidiary, HSIC, entered into the Acquisition Agreement with INAH, an indirect wholly-owned subsidiary of HSBC, pursuant to which HSIC has conditionally agreed to acquire the Sale Shares, representing 50% of the issued share capital of HSLL, for a purchase price of HK$2,400 million. This acquisition will be financed in part by using the internal resources of the Group and in part from the proceeds of the future issuance of debt securities, if market conditions are favourable. The principal business of HSLL is the provision of life insurance services to customers in Hong Kong.

Following the completion of the Acquisition Agreement, it is proposed that INHK, a subsidiary of INAH, will continue to provide certain management services to HSLL pursuant to the terms of the New Management Services Agreement dated 22 June 2007 to enable HSLL to conduct its life insurance business following completion of the Acquisition, being services related to risk management, back office processing and administration, development and pricing for selected products, information technology and business recovery, financial control and actuarial services for a term of three years.

HSLL has also entered into the New Investment Management Agreement dated 22 June 2007 with ISHK, conditional on the completion of the Acquisition, and pursuant to which ISHK will continue to act as investment manager in respect of certain of HSLL's assets held from time to time.

INAH is a connected person of the Company by virtue of HSBC's indirect shareholding of shares in the Company representing approximately 62.14% of its issued share capital. Therefore, the Acquisition will be a connected transaction for the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the consideration payable under the Acquisition exceed 2.5%, the Acquisition will be subject to the reporting, announcement and independent shareholders' approval requirements in respect of connected transactions under the Listing Rules. As the applicable percentage ratios exceed 5%, but are less than 25%, the Acquisition also constitutes a discloseable transaction for the Company.

INHK and ISHK are also connected persons of the Company by virtue of HSBC's indirect shareholding of shares in the Company referred to above. Therefore, the New Management Services Agreement and the New Investment Management Agreement will be continuing connected transactions for the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the Annual Caps for the Continuing Connected Transactions, when aggregated with each other, are more than 0.1% but less than 2.5%, the Continuing Connected Transactions will be exempt from the independent shareholders' approval requirements, and will be subject only to the reporting and announcement requirements in respect of continuing connected transactions set out in Rules 14A.45 to 14A.47 of the Listing Rules.

This announcement is being published pursuant to Rules 14.34 and 14A.47 of the Listing Rules. Pursuant to Rule 14A.48 of the Listing Rules, the Acquisition is subject to the approval of the independent shareholders of the Company and pursuant to Rules 14.38 and 14A.49, a circular will be despatched to the Shareholders within 21 days of the date of this announcement.

BACKGROUND TO THE ACQUISITION

INAH, an indirect wholly-owned subsidiary of HSBC, is the legal and beneficial owner of the Sale Shares, representing 50% of the issued share capital of HSLL. The Company is the owner of the remaining 50% of the issued share capital of HSLL. Certain matters relating to the ownership and management of HSLL are governed by the Joint Venture Agreement. HSLL is currently treated as a subsidiary of the Company and is consolidated into its accounts.

ACQUISITION AGREEMENT

Pursuant to the Acquisition Agreement, HSIC, a wholly-owned subsidiary of the Company, has conditionally agreed to purchase the Sale Shares from INAH. HSLL will continue to be consolidated into the Company's accounts. The Acquisition will be financed in part by using the internal resources of the Group and in part from the proceeds of the future issuance of debt securities, if market conditions are favourable.

Date

22 June 2007

Parties

INAH
HSIC

Conditions precedent

The Acquisition Agreement is conditional upon the following being satisfied or waived (to the extent permissible by law) by mutual written agreement among HSIC and INAH on or before 31 December 2007:

(a) approval being granted by the Insurance Authority to HSIC becoming a "controller" (as that term is defined in section 13B(1) of the Insurance Companies Ordinance) of HSLL;

(b) the consent of the Monetary Authority under section 87A of the Banking Ordinance in respect of the acquisition by HSIC of all or part of the share capital of a company to a value of 5% or more of the capital base of the Company;

(c) the Joint Venture Agreement being terminated in writing without liability to any of the parties thereto; and

(d) the Company's independent shareholders passing a resolution at the EGM to approve the Acquisition Agreement.

If these conditions are not fulfilled or waived (to the extent permissible by law) on or before 31 December 2007 or such later date as may be agreed between the parties, the Acquisition Agreement will terminate and no party will have any claim against the other save for breaches prior to the date of termination. Completion of the Acquisition is expected to take place on or before 31 August 2007, subject to the satisfaction of the above-mentioned conditions.

CONSIDERATION

The purchase price of HK$2,400 million for the Sale Shares has been determined by the Company through arm's length negotiations and on normal commercial terms with reference to the appraisal valuation of HSLL as at 31 March 2007. The appraisal valuation of HSLL prepared by Trowbridge Deloitte Limited as at 31 March 2007 was a range of HK$4,919,000,000 to HK$5,455,000,000, on a going concern basis as derived from unaudited management accounts. The valuation employs the traditional actuarial appraisal approach and is calibrated based on the market comparables approach, using data from similar transactions and/or other listed companies. Such valuation reflects the adjusted net asset value (after allowance for cost of capital in respect of statutory reserve requirements), the value of the business in force and the value of future new business of HSLL (assuming the continuation of existing distribution arrangements) taking into account business plans, past sales performance and product margins expected on future sales.

The appraisal valuation for HSLL values the Sale Shares (representing 50% of the issued share capital of HSLL) at HK$2,459,500,000 to HK$2,727,500,000. Historical market comparisons identified by Trowbridge Deloitte Limited in the valuation report indicated sales prices in the range of 0.82 times appraisal valuation (based on the lowest possible consideration payable under comparable transactions) to 1.16 times appraisal valuation (based on the highest possible consideration payable under comparable transactions). The consideration for the Acquisition falls within this range. Further details about the appraisal valuation, including its principal bases and assumptions, will be included in the circular to be dispatched to Shareholders in connection with the Acquisition.

Trowbridge Deloitte Limited determined the appraisal valuation in their capacity as joint actuarial advisers to the Company and INAH. Trowbridge Deloitte is an actuarial consulting business with extensive experience in the valuation of life insurance businesses in a range of markets, including in particular the valuation of life insurers in a transaction context in the Hong Kong market. It is part of the global Deloitte actuarial and insurance solutions business. Valuation of life insurance businesses is one of its core service offerings. Trowbridge Deloitte Limited is independent from the Company, HSLL, INAH and HSBC.

INFORMATION ON HSLL

HSLL was incorporated in Hong Kong on 12 February 1974. The Company became an owner of 50% of the issued share capital of HSLL in 1995. The principal business of HSLL is the provision of life insurance services to customers in Hong Kong, utilising the distribution network of the Group and insurance agents employed by the Group. HSLL is also engaged in writing life insurance policies linked to investment products and retirement scheme management. The management, technical, actuarial and other support functions of HSLL are currently handled by INHK, a wholly-owned subsidiary of INAH and in addition, ISHK, a wholly-owned subsidiary of HSBC, carries out investment management functions on behalf of HSLL.

Key audited financial data of HSLL based on HK FRS for the last three financial years are as follows:

HKD million	*2006*	*2005*	*2004*
Total Assets	25,174	16,685	9,533
Total Investment Securities	24,957	16,498	9,457
Total Shareholders' Funds	1,842	1,026	672
Gross Written Premiums	7,556	7,498	4,038
Net Investment Income	1,638	421	426
Net Income	9,177	7,908	4,454
Profit before tax	319	199	226
Profit after tax	316	189	226

REASONS FOR AND BENEFITS OF THE ACQUISITION

Wealth management is a core business and development focus of the Company in pursuing its strategic Roadmap for Growth (as referred to in the Company's annual report and accounts for the financial year ended 31 December 2005). Wealth management has two principal business lines: insurance business (principally focusing on life insurance business) and investment services, both of which complement each other in serving the customer base of the Company.

The Company's life insurance business is conducted through HSLL. HSLL adopts the 'bancassurance' model through which all of its products are distributed by the Group and insurance agents employed by the Group, leveraging on the Group's brand, distribution network and customer base.

As part of the long term development of the Company's wealth management and insurance businesses, the Directors consider there to be a strong business case in acquiring the remainder of the life insurance business of HSLL from INAH.

Over the period of 2002 to 2006, HSLL's compound annual growth in attributable profit plus present value of in force business was 26.8%, which was higher than the Company's compound annual growth in attributable profit (including, for the avoidance of doubt, the profit and present value of in force business of HSLL attributable to the 50% of its share capital currently held by the

Group) of 3.6% in the same period. Accordingly, by acquiring the remaining 50% of HSLL, the Directors consider that this will enhance the profit growth of the Company.

In addition, the acquisition of the outstanding share capital of HSLL not held by the Company will grant the Company a greater degree of flexibility in terms of its product strategy, and place the Company in a stronger position to mitigate any negative impact on the Company's profits that may arise in the event of a switch in product or marketing focus from the investment business line to the insurance business line of its wealth management business. As HSLL has been a joint venture of the Company with INAH for more than a decade, the Company is familiar with the business and products of HSLL. Should the Company in future decide to further integrate HSLL's life business into that of the Group, the Company would not anticipate that such integration would cause any material disruption to the Group's operations.

The Directors (including the independent non-executive Directors) believe the terms of the Acquisition are fair and reasonable and in the interests of the Shareholders as a whole.

NEW MANAGEMENT SERVICES AGREEMENT

On 22 June 2007, the New Management Services Agreement was entered into between INHK, a wholly-owned subsidiary of INAH, and HSLL setting out the terms upon which it is proposed that INHK, directly or through one or more of its Affiliates (as such term is defined in the New Management Services Agreement), will provide certain management services to HSLL to enable HSLL to conduct its life insurance business following completion of the Acquisition Agreement. Such services are currently provided by INHK to HSLL pursuant to the terms of the Existing Management Services Agreement entered into on 3 November 1995.

Date

22 June 2007

Parties

INHK
HSLL

Conditions precedent

The New Management Services Agreement is conditional upon the completion of the Acquisition Agreement.

Term

INHK will provide the management services to HSLL for an initial term of three years commencing from the date of the New Management Services Agreement and shall terminate thereafter. HSLL has the right to terminate the agreement during the term by giving six months' notice in writing.

Services

INHK will provide management services on the matters set out below:

(a) risk management;

(b) back office processing and administration;

(c) development and pricing for selected products;

(d) information technology and business recovery;

(e) financial control;

(f) actuarial services,

and such other management services as may be agreed from time to time by the parties.

The services will be provided based on an annual plan developed by HSLL and approved by the board of directors of HSLL but otherwise in such manner as INHK shall determine. The New Management Services Agreement provides that HSLL shall have an overriding right to instruct INHK as to which categories of services it provides from time to time, the form and manner in which those services are provided and the amount of such services. A significant reduction in services requested by HSLL will require HSLL to give six months' notice, and costs incurred by INHK in anticipation of services agreed to be provided in an annual plan must be reimbursed by HSLL.

Price

INHK will charge HSLL for the provision of the services on a fully absorbed cost basis plus a mark-up of 5%.

These charges have been determined following negotiation on an arm's length basis and in accordance with the policy of the HSBC Group, which takes into account UK and OECD transfer pricing guidelines. The Directors consider that these charges are no less favourable to the Group than that which would be payable to independent third party service providers in respect of the provision of similar services.

Assignment

The New Management Services Agreement provides that HSLL may assign to one or more of the wholly-owned subsidiaries of the Company the benefits of and interests and rights in or arising under the New Management Services Agreement and may elect to have one or more such subsidiary to receive and pay for the management services or perform any of its duties or obligations under the New Management Services Agreement without obtaining the prior consent of INHK.

Limitation of liability

The aggregate liability of INHK for all claims made under or in connection with the New Management Services Agreement is limited to the chargeable costs of the management services provided by INHK (or any of its Affiliates) in the preceding twelve months, save for claims resulting from an act or omission by INHK which constitutes wilful misconduct or fraud.

In addition, no action or claim may be brought by HSLL against INHK or any of its Affiliates except in respect of an act or omission of any such entity which constitutes gross negligence, wilful misconduct, breach of contract, breach of applicable law or fraud.

The Company considers the limitation of liability to be reasonably common in an agreement such as this and is comparable to similar management services agreements.

Annual Cap

The proposed Annual Cap for the amount of fees payable to INHK under the New Management Services Agreement will be HK$103 million for the year ending 31 December 2007, HK$134 million for the year ending 31 December 2008 and HK$174 million for the year ending 31 December 2009.

The aggregate amount paid under the Existing Management Services Agreement was HK$48,684,000 for the year ending 31 December 2004, HK$56,902,000 for the year ending 31 December 2005, and HK$72,333,000 for the year ending 31 December 2006.

The Annual Cap has been calculated and determined after taking into account the following:

(a) the historic rate of growth in the fees paid under the Existing Management Services Agreement;

(b) the different pricing basis (increasing from cost, to cost plus a 5% margin) under the New Management Services Agreement compared to the Existing Management Services Agreement;

(c) the projected growth in services to be provided under the New Management Services Agreement in light of business growth; and

(d) an approximate 10% buffer (which the Company considers prudent) above the anticipated cost to INHK to provide flexibility in the event of higher than expected costs or a greater than expected demand for management services.

REASONS FOR AND BENEFITS OF THE NEW MANAGEMENT SERVICES AGREEMENT

In addition to providing services to HSLL, INHK also provides management services to other businesses within the HSBC Group, including other life insurance businesses. The New Management Services Agreement serves to continue the cost synergy that has been brought about by the economies of scale of INHK's operations. The Directors believe that this has enabled HSLL to run at a reasonably low cost structure by leveraging on the shared infrastructure and expertise of INHK. The resulting cost efficiency has contributed to increased competitiveness of HSLL's manufactured products in the market, which the Directors consider to be essential to the future business growth of HSLL.

The Directors (including the independent non-executive Directors) and the management of the Group consider that the entering into the New Management Services Agreement is an efficient means to provide HSLL with the management and technical input it needs to carry on its business after completion of the Acquisition Agreement. The Directors (including the independent non-executive Directors) consider that the New Management Services Agreement, and the transactions contemplated thereunder, are on normal commercial terms and in the ordinary and usual course of business of the Group, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

NEW INVESTMENT MANAGEMENT AGREEMENT

On 14 November 1996, HSLL entered into the Existing Investment Management Agreement with ISHK, a wholly-owned subsidiary of HSBC, pursuant to which ISHK acts as investment manager in respect of certain of HSLL's assets held from time to time. As a result of the Acquisition, the Directors have determined that HSLL should enter into the New Investment Management Agreement, the commercial terms of which will remain substantially the same as that of the Existing Investment Management Agreement. The Directors further propose that in respect of the New Investment Management Agreement, an Annual Cap will be set in respect of the maximum amount of fees payable and a term of three years will be set.

Date

22 June 2007

Parties

ISHK
HSLL

Conditions precedent

The New Investment Management Agreement is conditional upon the completion of the Acquisition Agreement.

Term

ISHK will provide investment management services to HSLL for a term of three years commencing from the date the Acquisition Agreement becomes unconditional and shall terminate thereafter. Either party has the right to terminate the agreement during the term by giving to the other not less than three months' notice in writing.

Price

HSLL will pay to ISHK a fee of between 0.17% and 0.375% per annum of the mean value of the assets under management, which is equal to the fee payable under the Existing Investment Management Agreement and has been determined on an arm's length basis.

Assignment

The New Investment Management Agreement also provides that HSLL may assign to one or more of the wholly-owned subsidiaries of the Company the benefits of and interests and rights in or arising under the New Investment Management Agreement and may elect to have one or more such subsidiary to receive and pay for the services or perform any of its duties or obligations under the New Investment Management Agreement without obtaining the prior consent of ISHK.

Annual Cap

The proposed Annual Cap for the amount of fees payable to ISHK under the New Investment Management Agreement will be HK$110 million for the year ending 31 December 2007, HK$148 million for the year ending 31 December 2008 and HK$186 million for the year ending 31 December 2009.

The aggregate amount paid under the Existing Investment Management Agreement was HK$12.18 million for the year ending 31 December 2004, HK$19.26 million for the year ending 31 December 2005, and HK$30.02 million for the year ending 31 December 2006.

The Annual Cap has been calculated and determined after taking into account the following:

(a) the historic rate of growth in fees paid under the Existing Investment Management Agreement;

(b) the projected growth in new business and in the value of assets under management under the Investment Management Agreement;

(c) the possibility of increasing the allocation of alternative investments (including actively managed equity funds) for which a higher fee is typically payable. The allocation of investments towards alternative funds may increase if, for example, HSLL sells a greater number of investment-linked products in future, which generally requires assets to be invested in such alternative funds; and

(d) an approximate 10% buffer (which the Company considers prudent) above the anticipated cost to ISHK to provide flexibility in the event of higher than expected costs or a greater than expected demand for the investment management services.

REASONS FOR AND BENEFITS OF THE NEW INVESTMENT MANAGEMENT AGREEMENT

The New Investment Management Agreement is based on the commercial terms in existence prior to the Acquisition and the Directors (including the independent non-executive Directors) believe that these terms should remain in place in the interests of business continuity.

The Directors (including the independent non-executive Directors) consider that the New Investment Management Agreement, and the transactions contemplated thereunder, are on normal commercial terms comparable with similar investment management agreements and in the ordinary and usual course of business of the Group, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

DISCLOSEABLE AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

INAH is a connected person of the Company by virtue of HSBC's indirect shareholding of shares in the Company representing approximately 62.14% of its issued share capital. Therefore, the Acquisition will be a connected transaction for the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the consideration payable under the Acquisition exceed 2.5%, the Acquisition will be subject to the reporting, announcement and independent shareholders' approval requirements in respect of connected transactions under the Listing Rules. As the applicable percentage ratios exceed 5%, but are less than 25%, the Acquisition also constitutes a discloseable transaction for the Company.

INHK and ISHK are also connected persons of the Company by virtue of HSBC's indirect shareholding of shares in the Company referred to above. Therefore, the New Management Services Agreement and the New Investment Management Agreement will be continuing connected transactions for the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in relation to the Annual Caps for the Continuing Connected Transactions, when aggregated with each other, are more than 0.1% but less than 2.5%, the Continuing Connected Transactions will be exempt from the independent shareholders' approval requirements, and will be only subject to the reporting and announcement requirements in respect of continuing connected transactions set out in Rules 14A.45 to 14A.47 of the Listing Rules.

GENERAL

The Group is principally engaged in commercial and retail banking business in Hong Kong and offers a comprehensive range of financial products and services to its customers.

HSBC is one of the world's largest banking and financial services organisations operating in 82 countries in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. INAH is the parent company of three insurance underwriting companies, being HSBC Insurance (Asia) Limited, INHK, HSBC Insurance (Singapore) Pte Limited and a 49% shareholder of another underwriting company, being HSBC Amanah Takaful (Malaysia) Sdn Bhd. INAH, through these entities, is a major provider of liability, life, marine, medical and property insurance, and pension plans, and in Hong Kong, mandatory provident schemes. The principal activities of ISHK are the management of client investment portfolios and the provision of other financial services.

This announcement is being published pursuant to Rules 14.34 and 14A.47 of the Listing Rules. Pursuant to Rule 14A.48 of the Listing Rules, the Acquisition is subject to the approval of the independent shareholders of the Company. Pursuant to Rules 14.38 and 14A.49, a circular containing, inter alia, further information on the Acquisition and a notice of the EGM will be despatched to the Shareholders within 21 days of the date of this announcement. HSBC and its associates shall abstain from voting on the resolutions in connection with the approval of the Acquisition.

An Independent Board Committee, comprising all of the independent non-executive Directors of the Company, has been established to advise the Independent Shareholders on the Acquisition. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the Acquisition.

DEFINITIONS

"Acquisition"	the acquisition of the Sale Shares by HSIC from INAH for the purchase price of HK$2,400 million
"Acquisition Agreement"	the acquisition agreement dated 22 June 2007 between INAH and HSIC relating to the Acquisition
"Annual Cap"	the maximum aggregate amount payable by HSLL under the Continuing Connected Transactions;
"associate(s)"	has the same meaning ascribed to it in the Listing Rules
"Banking Ordinance"	Banking Ordinance, Chapter 155 of the Laws of Hong Kong
"Board"	the board of Directors
"Company"	Hang Seng Bank Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 11)
"Continuing Connected Transactions"	the New Management Services Agreement and the New Investment Management Agreement
"Directors"	the directors of the Company

"EGM"	an extraordinary general meeting of the Company to be held to approve the Acquisition
"Existing Investment Management Agreement"	the investment management agreement dated 14 November 1996 between ISHK and HSLL as amended and supplemented by letters dated 12 November 1996, 27 January 1997, 11 January 1999, 28 July 2000 and 16 April 2004
"Existing Management Services Agreement"	the management services agreement dated 3 November 1995 between INHK and HSLL
"Group"	the Company and its subsidiaries
"HK FRS"	Hong Kong Financial Reporting Standards promulgated by the Hong Kong Institute of Certified Public Accountants, as amended, supplemented or otherwise modified for the time being
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, the People's Republic of China
"HSBC"	HSBC Holdings plc, a company incorporated in England and Wales with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 5)
"HSBC Group"	HSBC and its subsidiaries
"HSIC"	Hang Seng Insurance Company Limited, a company incorporated in Hong Kong with limited liability
"HSLL"	Hang Seng Life Limited, a company incorporated in Hong Kong with limited liability
"INAH"	HSBC Insurance (Asia-Pacific) Holdings Limited, a company incorporated in Hong Kong with limited liability
"INHK"	HSBC Life (International) Limited, a company incorporated in Bermuda with limited liability
"ISHK"	HSBC Investments (Hong Kong) Limited (formerly named HSBC Asset Management Hong Kong Limited), a company incorporated in Hong Kong with limited liability
"Independent Board Committee"	an independent committee of the Board of Directors of the Company formed to advise the Independent Shareholders in respect of the Acquisition
"Independent Shareholders"	Shareholders other than HSBC and its associates
"Insurance Authority"	the Office of the Commissioner of Insurance appointed pursuant to the Insurance Companies Ordinance
"Insurance Companies Ordinance"	Insurance Companies Ordinance, Chapter 41 of the Laws of Hong Kong
"Joint Venture Agreement"	the joint venture agreement in respect of HSLL dated 3 November 1995 as supplemented by an agreement dated 26 March 2001 and an agreement between INAH and the Company dated 4 December 2002
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock

	Exchange
"Monetary Authority"	the Monetary Authority appointed under section 5A of the Exchange Fund Ordinance, Chapter 66 of the Laws of Hong Kong
"New Investment Management Agreement"	the investment management services agreement dated 22 June 2007 between ISHK and HSLL
"New Management Services Agreement"	the management services agreement dated 22 June 2007 between INHK and HSLL
"OECD"	the Organisation for Economic Co-operation and Development
"Sale Shares"	485,000 ordinary shares of HK$1,000 each in the capital of HSLL to be conditionally acquired by HSIC pursuant to the Acquisition Agreement
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

As at the date hereof, the Board of Directors of the Company comprises Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

Non-executive Director
* *Independent non-executive Director*

By Order of the Board
C C Li
Secretary

Hong Kong, 22 June 2007

Hang Seng Bank Limited
Incorporated in Hong Kong with limited liability
Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong

Member HSBC *Group*

Please also refer to the published version of this announcement in South China Morning Post.

END